Sub-Item 77Q2

Nuveen Premier Municipal Income Fund, Inc.
33-43778
811-06456

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the officers listed below was filed late on November 24, 2003, accession number
0001015680-03-000566
and on March 5, 2004, accession number
0001189642-04-000226.

There are no greater than ten-percent
shareholders of the Fund.


OFFICERS:

Daniel S. Solender
Cathryn Steeves